EXHIBIT 8(d)(v)
First Eagle Funds Rule 22c-2 Agreement
     Before reviewing these provisions, please refer to the definitions for the various capitalized terms used therein as set out in Paragraph 1.3 below. Generally, “Intermediary” refers to your firm, “Funds” refers to the First Eagle Funds or their principal distributor, “Shares” refers to shares of the First Eagle Funds, and “Shareholders” refers to persons holding Shares through an account maintained with your firm.
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FIRST EAGLE FUNDS DISTRIBUTORS,
A DIVISION OF ASB SECURITIES LLC
1345 AVENUE OF THE AMERICAS
NEW YORK, NY 10105
(212) 698-3000
FIRST EAGLE FUNDS
AGREEMENT FOR PROVISION OF INFORMATION UNDER RULE 22C-2

As Distributor and principal underwriter of the Shares of beneficial interest of First Eagle Funds, a Delaware statutory trust, and the series thereof as established and designated from time to time, First Eagle Funds Distributors, a division of ASB Securities, LLC, wishes to establish the following terms with respect to your relationship to the First Eagle Funds as an “Intermediary” as set out below:
1.1	Agreement to Provide Information. Intermediary agrees to provide the Funds, upon written request, the taxpayer identification number (“TIN”), if known, of any or all Shareholder(s) of the account and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Intermediary during the period covered by the request.
1.1.1	Period Covered by Request. Requests must set forth a specific period, not to exceed 90 days from the date of the request, for which transaction information is sought. The Funds may request transaction information older than 90 days from the date of the request as they deem necessary to investigate compliance with policies established by the Funds for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Funds.

1.1.2	Form and Timing of Response. Intermediary agrees to transmit the requested information that is on its books and records to the Funds or their designee promptly, but in any event not later than five (5) business days, after receipt of a request. If the requested information is not on the Intermediary’s books and records, Intermediary agrees: (i) provide or arrange to provide to the Funds the requested information from shareholders who hold an account with an indirect intermediary, or (ii) if directed by the Funds, block further purchases of Fund Shares from such indirect intermediary. In such instance, Intermediary agrees to inform the Funds whether it plans to perform (i) or (ii). Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to the Funds should be consistent with the NSCC Standardized Data Reporting Format. For purposes of this provision, an “indirect intermediary” has the same meaning as in SEC Rule 22c-2 under the Investment Company Act.
1.1.3	Limitations on Use of Information. The Funds agree not to use the information received for any purpose other than as necessary to comply with the provisions of Rule 22c-2 or to fulfill other legal or regulatory requirements subject to the privacy provisions of Gramm-Leach-Bliley Act and comparable state laws.
1.2	Agreement to Restrict Trading. Intermediary agrees to execute written instructions from the Funds to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by the Funds as having engaged in transactions of the Funds’ Shares (directly or indirectly through the Intermediary’s account) that violate policies established by the Funds for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Funds.
1.2.1	Form of Instructions. Instructions must include the TIN, if known, and the specific restriction(s) to be executed. If the TIN is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

1.2.2	Timing of Response. Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than 5 business days after receipt of the instructions by the Intermediary.

1.2.3	Confirmation by Intermediary. Intermediary must provide written confirmation to the Funds that instructions have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than 10 business days after the instructions have been executed.

1.3	Definitions. For purposes of this Agreement:
1.3.1	The term “Funds” includes the First Eagle Funds and the First Eagle Funds’ principal underwriter and transfer agent. The term not does include any “excepted funds” as defined in SEC Rule 22c-2(b) under the Investment Company Act of 1940.[1]

1.3.2	The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the First Eagle Funds under the Investment Company Act of 1940 that are held by the Intermediary.

1.3.3	The term “Shareholder” means the beneficial owner of Shares, whether the Shares are held directly or by the Intermediary in nominee name, provided, however, that:
(a)	if your relevant relationship to such a person is primarily that of a retirement plan record keeper, the term “Shareholder” means a plan participant notwithstanding that the plan may be deemed to be the beneficial owner of Shares, and

(b)	if your relevant relationship to such a person is primarily that of an insurance company issuer of a variable annuity or variable life insurance contract, the term “Shareholder” means a holder of interests in such a contract.
1.3.4	The term “written” includes electronic writings and facsimile transmissions.
1.4	Miscellaneous. For purposes of this Agreement, the following additional provisions will apply
1.4.1	This Agreement shall become effective April 17, 2007 (or any later date as of which the relevant requirement of Rule 22c-2 under the Investment Company Act of 1940 become effective) and thereafter shall remain effective for so long you remain an Intermediary as described herein.
1.4.2	This Agreement may not be amended or assigned except by mutual agreement of the parties, acknowledged by each in writing.

[1]	As defined in SEC Rule 22c-2(b), the term “excepted fund” means any: (1) money market fund; (2) fund that issues securities that are listed on a national exchange; and (3) fund that affirmatively permits short-term trading of its securities, if its prospectus clearly and prominently discloses that the fund permits short-term trading of its securities and that such trading may result in additional costs for the fund.

     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be effective as agreed above.

FIRST EAGLE FUNDS DISTRIBUTORS

/s/ Robert Bruno

By:	Robert Bruno
Title:	Senior Vice President
Date:	4/9/07

Indianapolis Life Insurance Company

/s/ Michael H. Miller

By:	Michael H. Miller
Title:	Exec. Vice President
Date:	4/5/07

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